UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
R.H. DONNELLEY CORPORATION1
(Exact name of registrant as specified in its charter)

Delaware	13-2740040
(State of incorporation or organization)	(I.R.S. Employer
Identification Number)

1001 Winstead Drive, Cary, NC	27513
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common stock, $.001 par value per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None.

(Title of Class)

[1]	Prior to issuance of the common stock registered on this Form 8-A, R.H. Donnelley Corporation will change its name to Dex One Corporation.

Item 1. Description of the Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-3.1
EX-3.2
EX-4.1

Item 1. Description of the Registrant’s Securities to be Registered.
Preliminary Note
          This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the shares of common stock, $.001 par value per share, of R.H. Donnelley Corporation, a Delaware corporation (“R.H. Donnelley”), upon the effective date (the “Effective Date”) of the Joint Plan of Reorganization for R.H. Donnelley and its subsidiaries (the “Plan”), filed in the bankruptcy proceedings of R.H. Donnelley and its subsidiaries in the United States Bankruptcy Court for the District of Delaware, as set forth in Exhibit 2.1 to this registration statement, whether such shares are in existence on the Effective Date or issued thereafter. In this registration statement, we refer to R.H. Donnelley as “we,” “us,” “our” and the “Company.”
          The following describes matters to be in effect upon the Effective Date, does not purport to be complete and is subject to and qualified by the full terms of the capital stock of the Company, as set forth in the Exhibits to this registration statement that are incorporated by reference in this Item 1.
          Upon the Effective Date: (i) our Amended and Restated Certificate of Incorporation and Fifth Amended and Restated Bylaws will be amended and restated to read in the forms filed as Exhibits 3.1 and 3.2, respectively, to this registration statement and (ii) we will change our corporate name to “Dex One Corporation”.
          The description of the common stock that follows assumes that the Plan has become effective and that the provisions of our Second Amended and Restated Certificate of Incorporation set forth in Exhibit 3.1 (our “Charter”) and our Sixth Amended and Restated Bylaws set forth in Exhibit 3.2 (our “Bylaws”) are effective. The following is a summary only and is qualified in its entirety by reference to the Charter and Bylaws.
Authorized Capital Stock
          Upon the Effective Date, we will have authority to issue a total of (i) 300,000,000 shares of common stock, $.001 par value per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, $.001 par value per share (the “Preferred Stock”). The powers, preferences and rights of holders of shares of our Common Stock are subject to, and may be adversely affected by, the powers, preferences and rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future without stockholder approval. See “Blank Check Preferred Stock” below.
          Common Stock
          Voting Rights. All shares of our Common Stock have identical powers, preferences and rights. Except as otherwise provided by the Delaware General Corporation Law, as amended (the “DGCL”), or by the powers, preferences or rights of any series of Preferred Stock, the entire voting power of the shares of the Company for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of Common Stock. Holders of Common Stock will have no cumulative voting rights.
          Dividend Rights. Subject to the DGCL, the rights and preferences of any series of Preferred Stock and contractual restrictions, the holders of Common Stock shall be entitled to receive such dividends and distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors of the Company (the “board of directors”) from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions.
          Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or other winding up of the Company, after payment in full of all amounts owed to our creditors and holders of any outstanding shares of any series of our Preferred Stock, each share of Common Stock shall share equally upon any distribution of the remaining assets of the Company.
          Other Rights. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights.

          Blank Check Preferred Stock
          Our board of directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix the designation of any series of Preferred Stock and the number of shares of any series of Preferred Stock and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions of the shares of each series, including, without limitation, the following:
•	dividend rights and dividend rates;

•	voting rights;

•	liquidation preferences;

•	terms of any redemption (including any sinking or purchase fund provisions);

•	redemption price or prices or rate or rates;

•	conversion and exchange rights;

•	restrictions on the issuance of shares of the same series or of any other class or series of stock of the Company;

•	restrictions upon the creation of indebtedness of the Company or any subsidiary of the Company; and

•	restrictions upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of the Company of, any outstanding stock of the Company.
          We may issue our Preferred Stock in ways that may delay, deter or prevent a change in control of the Company without further action by our stockholders and may affect the voting and other rights of the holders of our Common Stock. The issuance of our Preferred Stock with voting and conversion rights also may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others. Our board of directors may issue, or reserve for issuance, any series of Preferred Stock to be used in connection with a “poison pill” or similar “shareholder rights plan” which, if implemented, may delay, deter or prevent a change in control of the Company.
          Transfer Restrictions on Common Stock and Certain other Equity Securities
          Our Charter generally prohibits (i) the acquisition of 4.9% or more of our Common Stock by any one person or group of persons whose shares would be aggregated pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”) and (ii) the acquisition of additional Common Stock by persons already owning 4.9% or more of our Common Stock, in each case until February 2, 2011, or such shorter period as may be determined by our board of directors, in an attempt to preserve the value of certain tax attributes of the Company and its subsidiaries for U.S. federal and state income tax purposes. See “Anti-takeover Effects of Provisions of the Delaware Corporate Law and Provisions to Be Included In Charter and Bylaws—Transfer Restrictions on Common Stock and Certain other Equity Securities.”
Anti-takeover Effects of Provisions of the Delaware Corporate Law and Provisions to Be Included In Our Charter and Bylaws
          The DGCL contains, and our Charter and Bylaws will contain, as of the Effective Date, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

          Delaware Anti-Takeover Statute
          We are, and will continue to be after the Effective Date, subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
          (i) prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
          (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or
          (iii) on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
          In general, Section 203 of the DGCL defines an “interested stockholder” as:
          (i) any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;
          (ii) any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and
          (iii) the affiliates or associates of any such entities or persons.
          The provisions of Section 203 of the DGCL described above could have the following effects on the Company, among others:
          (i) delaying, deferring or preventing a change in control;
          (ii) delaying, deferring or preventing the removal of existing management;
          (iii) deterring potential acquirers from making an offer to the stockholders of the Company; and
          (iv) limiting any opportunity of stockholders of the Company to realize premiums over prevailing market prices of the Common Stock in connection with offers by potential acquirers.
          This could be the case even if a majority of the Company’s stockholders might benefit from a change of control or offer.
     Certain Charter and Bylaw Provisions
     Our Charter and Bylaws will provide as of the Effective Date for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:
     Directors, and Not Stockholders, Fix the Size of Our Board of Directors. As of the Effective Date and until the commencement of the second annual meeting of stockholders after the Effective Date (the “Sunset Time”), our board of directors may not change the number of directors constituting the entire board of directors, which in any event shall not be less than three directors, without the vote of 66 2/3% of the entire board of directors. After the Sunset Time, a majority of the entire board of directors may change the number of directors constituting the entire board of directors.

          Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Any vacancy on our board of directors may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director and may not be filled by any other person or persons, including stockholders of the Company. Any director so appointed shall hold office until the next annual meeting of stockholders that is at least 120 days after the appointment of such director and until such director’s successor is duly elected and shall qualify, or until such director’s earlier death, resignation or removal.
          No Action by Written Consent of Stockholders. Except as otherwise provided by resolutions, if any, of our board of directors fixing the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, no action may be taken by stockholders, except at a duly called annual or special meeting of stockholders, and stockholder action by written consent is prohibited.
          Special Meetings of Stockholders. Special meetings of our stockholders may only be held upon the call of a majority of the entire board of directors, the chairman of our board of directors, our chief executive officer or our president or at the request in writing of the holders of at least 25% of the voting power of shares of stock issued and outstanding and entitled to vote on the matter and for the purpose stated in the written request of such stockholders.
          Advance Notice Requirement. Stockholders must provide timely notice when seeking to:
•	bring business before an annual meeting of stockholders;
•	bring business before a special meeting of stockholders; or
•	nominate candidates for election at an annual or special meeting of stockholders.
          To be timely, a stockholder’s notice must be received at our principal executive offices:
•	in the case of an annual meeting:
•	not later than the ninetieth day nor earlier than the one hundred twentieth day prior to the anniversary date of the immediately preceding annual meeting; or
•	if the annual meeting is called for a date that is not within thirty days before or after the anniversary date of the preceding year’s annual meeting date, not later than the tenth day following the day on which notice of the date of the annual meeting was first mailed or the first public disclosure of the date of the annual meeting is made, whichever first occurs; or
•	in the case of a special meeting, the request by stockholders for a special meeting must include a stockholder’s notice (including any nomination of any person for election to our board of directors at such special meeting).
          Our Charter and Bylaws as of the Effective Date also will specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before any meeting of stockholders or from making nominations for directors at any meeting of stockholders. Although our Bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of stockholders, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.
          Supermajority Vote Required to Amend Specified Provisions of Our Charter and Bylaws. The approval of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal certain provisions of our Charter, including provisions relating to the number of directors constituting our board of directors and how that number is fixed, the power of our board of directors to make, alter, amend or repeal our Bylaws, stockholder action without a meeting, indemnification and exculpation of directors and officers, provisions relating to amendment of our Charter, the Company’s election to be governed by Section 203 of the DGCL and certain restrictions on transfers of shares of Common Stock and other equity securities of the Company (see “Transfer Restrictions on Common Stock and other Equity Securities” below).

          Our Bylaws may be amended or altered or new Bylaws adopted by (i) the approval of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class at a meeting of the stockholders, provided that the notice of such meeting must include the proposed amendment, alteration or new Bylaws, or (ii) a vote of, (x) prior to the Sunset Time, 66 2/3% of, and (y) on and after the Sunset Time, a majority of, our entire board of directors at any meeting. Our board of directors may amend any provision of our Bylaws, including any bylaw adopted by the stockholders, provided that the stockholders may from time to time specify particular provisions of our Bylaws which shall not be amended by our board of directors. Notwithstanding the above, certain provisions of our Bylaws, including provisions relating to advance notice for stockholder meetings and nomination procedures for stockholders, number and election of directors and amendment of our Bylaws, may not be amended or repealed in any respect, and no provision inconsistent therewith may be adopted by the stockholders or our board of directors, without the approval of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.
          The above provisions will make it more difficult to circumvent the anti-takeover provisions to be included in our Charter and Bylaws.
          Other Bylaw Provisions with Sunset Time Expiration. Our Bylaws provide that the quorum for the transaction of business by our board of directors will be a majority of the entire board of directors. An act of our board of directors must be approved by, prior to the Sunset Time, the lesser of (i) 66 2/3% of the directors present at any meeting at which there is a quorum and (ii) a majority of our entire Board of Directors and, on and after the Sunset Time, a majority of the directors present at any meeting at which there is a quorum.
          Our board of directors may establish the compensation and expenses directors will receive by affirmative vote of, (i) prior to the Sunset Time, 66 2/3% of, and (ii) on and after the Sunset Time, a majority of, our entire board of directors.
          The Company will have three standing committees of our board of directors: an Audit and Finance Committee, Compensation and Benefits Committee and Corporate Governance Committee, in each case to be maintained in compliance with the rules and regulations of the Securities and Exchange Commission, the stock exchange on which the Common Stock is then listed and applicable law. Our board of directors may establish other committees with the approval of, (i) prior to the Sunset Time, 66 2/3% of, and (ii) on and after the Sunset Time, a majority of, our entire board of directors. Our board of directors may discontinue such other committees at any time by resolution or resolutions passed by a majority of our entire board of directors. The members of any committee of our board of directors will be appointed by, and will hold office at the pleasure of, (i) prior to the Sunset Time, 66 2/3% of, and (ii) on and after the Sunset Time, a majority of, our entire board of directors. Our board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, by resolution or resolutions passed by (i) prior to the Sunset Time, 66 2/3% of, and (ii) on and after the Sunset Time, a majority of, our entire board of directors. The act of (i) prior to the Sunset Time, the lesser of (x) 66 2/3% of the members of any committee of our board of directors present at any meeting at which there is a quorum, and (y) a majority of the entire committee and (ii) on and after the Sunset Time, a majority of the members of the entire committee present at any meeting at which there is a quorum shall be the act of the committee.
          Authorized but Unissued Shares. The Company’s authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval, subject to the rules and regulations of any exchange on which our stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of the Company’s Common Stock by means of a proxy contest, tender offer, merger or otherwise.
          Issuance of Blank Check Preferred Stock. Our board of directors is authorized to create and issue, without further action by the stockholders, up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series with powers (including voting), preferences and rights designated from time to time by the board of directors as described above under “Authorized Capital Stock — Blank Check Preferred Stock.” The existence of authorized but unissued shares of Preferred Stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.
     Transfer Restrictions on Common Stock and Certain other Equity Securities.
     General. Our Charter (the “Preservation of Tax Benefits Provision”) generally prohibits (i) the acquisition of 4.9% or more of our Common Stock
     2 by any one person or group of persons who shares would be aggregated pursuant to Section 382 and (ii) the acquisition of additional Common Stock by persons already owning 4.9% or more of our Common Stock, in each case until February 2, 2011, or such shorter period as may be determined by our board of directors (which is referred to as the “restriction period”). Without these restrictions, it is possible that certain changes in the ownership of our Common Stock could result in the imposition of limitations on the ability of the Company and its subsidiaries to fully utilize the net operating losses and other tax attributes currently available to them for U.S. federal and state income tax purposes.
     Prohibited Transfers. The transfer restrictions generally will restrict any direct or indirect transfer (such as transfers of Common Stock that result from the transfer of interests in other entities that own Common Stock) during the restricted period if the effect would be to:
•	increase the direct or indirect ownership of our Common Stock by any Person (as defined below) from less than 4.9% to 4.9% or more of our Common Stock[3]; or

•	increase the percentage of our Common Stock owned directly or indirectly by a Person owning or deemed to own 4.9% or more of our Common Stock (a “4.9% stockholder”).
          “Person” means any individual, firm, corporation or other legal entity, including a group of persons treated as an entity pursuant to Treasury Regulation § 1.382-3(a)(1)(i); and includes any successor (by merger or otherwise) of such entity.
          Transfers included under the transfer restrictions include sales to Persons whose resulting percentage ownership (direct or indirect) of Common Stock would exceed the 4.9% thresholds discussed above, or to Persons whose direct or indirect ownership of Common Stock would by attribution cause another Person to exceed such threshold. A transfer for these purposes also includes the creation or grant of an option within the meaning of Section 382.
          For purposes of determining the existence and identity of, and the amount of Common Stock owned by, any stockholder, we will be entitled to rely on the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar filings) as of any date, subject to our actual knowledge of the ownership of our Common Stock. The transfer restrictions will include the right to require a proposed transferee, as a condition to registration of a transfer of Common Stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of our Common Stock.
          Public Groups; Modification and Waiver of Transfer Restrictions. The transfer restrictions contain an exception permitting otherwise prohibited transfers of our Common Stock to a “public group,” which for these purposes means a group of individuals, entities or other persons each of whom owns, directly or indirectly, less than 5.0% percent of the Common Stock. These permitted transfers include transfers to public groups that would be created by the transfer and treated as a 4.9-percent stockholder. This exception is designed to facilitate sales by stockholders into the market to reduce their holdings. In addition, a transfer from one member of a public group to

[2]	The term “Common Stock” for these purposes means any interest in the Common Stock that would be treated as “stock” of the Company pursuant to Treasury Regulations under Section 382 of the Internal Revenue Code of 1986, as amended. The Preservation of Tax Benefits Provision generally provides rules restricting ownership of Common Stock; Preferred Stock, if any, issued by the Company; and warrants, options and certain other equity rights with respect to the Company’s stock.

[3]	Complicated rules of constructive ownership, aggregation, segregation, combination and other Common Stock ownership rules prescribed by the Code apply in determining a Person’s percentage ownership of Common Stock.

another member of the public group does not increase the percentage of our Common Stock owned directly or indirectly by the public group and, therefore, such transfers are not restricted.
          In addition, the transfer restrictions will not apply if the transferor or the transferee obtains the written approval of our board of directors, and the board of directors will be deemed to have consented to any such proposed transfer within 20 days of receiving written notice unless (i) our board of directors determine in good faith based on their reasonable assessment that the proposed Transfer could jeopardize the realization of our federal net operating losses and other tax attributes and (ii) the transferor has been notified of such determination. Notwithstanding the foregoing, our board of directors will have the discretion to approve a transfer of Common Stock that would otherwise violate the transfer restrictions if it determines that such transfer is in the Company’s best interests. If our board of directors decides to permit a transfer that would otherwise violate the transfer restrictions, that transfer or later transfers may result in an “ownership change” that could limit our use of net operating losses and other tax attributes. In deciding whether to grant a waiver, our board of directors may seek the advice of counsel and tax experts with respect to the preservation of our federal net operating losses and other tax attributes pursuant to Section 382. In addition, our board of directors may request relevant information from the acquirer and/or selling party in order to determine compliance with the Preservation of Tax Benefits Provision or the status of our federal income tax benefits.
          In addition, in the event of a change in law, our board of directors will be authorized to modify the applicable allowable percentage ownership interest (currently 4.9%) or modify any of the definitions and terms of the transfer restrictions (other than the Expiration Date (as defined below)), provided that our board of directors determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve net operating losses and other tax attributes or that the continuation of these restrictions is no longer reasonably necessary for such purpose, as applicable. Stockholders will be notified of any such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Company shall deem appropriate.
          Our board of directors may, subject to the terms of the Preservation of Tax Benefits Provision, establish, modify, amend or rescind bylaws, regulations and procedures of the Company for purposes of determining whether any transfer of Common Stock would jeopardize the Company’s ability to preserve and use net operating losses and other tax attributes.
          Expiration of Preservation of Tax Benefits Provision. The Preservation of Tax Benefits Provision will expire on the earliest of (i) our board of directors’ determination that the Preservation of Tax Benefits Provision is no longer necessary for the preservation of net operating losses and other tax attributes because of the repeal of Section 382 or any successor statute, (ii) the beginning of a taxable year of the Company to which our board of directors determines that no net operating losses or other tax attributes may be carried forward, (iii) such date as our board of directors determines that it is in the best interests of the Company and its stockholders for the transfer limitations in the Preservation of Tax Benefits Provision to expire or (iv) February 2, 2011 (the “Expiration Date”).
          Consequences of Prohibited Transfers. Any direct or indirect transfer attempted in violation of the restrictions would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of Common Stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the Common Stock owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such Common Stock. Common Stock purportedly acquired in violation of the transfer restrictions is referred to herein as “excess stock.”
          In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee must transfer the excess stock to our agent along with any dividends or other distributions paid with respect to such excess stock. Our agent is required to sell such excess stock in an arm’s length transaction (or series of transactions) that would not constitute a violation under the transfer restrictions. The net proceeds of the sale, together with any other distributions with respect to such excess stock received by our agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock on the date of the violative transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess stock is sold by the purported transferee, such person will be treated as having sold the excess stock on behalf of the agent, and will be required to remit all proceeds to our agent (except to the extent we grant written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had our agent sold such excess stock).
          With respect to any transfer which does not involve a transfer of “securities” of the Company within the meaning of Delaware law but which would cause any 4.9-percent stockholder to violate the transfer restrictions, the following procedure will apply in lieu of those described above. In such case, no such 4.9-percent stockholder shall be required to dispose of any interest that is not a security of the Company, but such 4.9-percent stockholder and/or any person whose ownership of securities of the Company is attributed to such 4.9-percent stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such 4.9-percent stockholder not to be in violation of the transfer restrictions, provided, however, that no 4.9-percent stockholder shall be required to dispose of any securities of the Company which it owned or acquired as of the Effective Date. Such securities will be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such 4.9-percent stockholder or such other person that was the direct holder of such excess stock from the proceeds of sale by the agent being the fair market value of such excess stock at the time of the prohibited transfer.
          Legend on Stock. A legend reflecting the Preservation of Tax Benefits Provision will be included on certificates representing securities of the Company, as required by the Preservation of Tax Benefits Provision.
          Anti-Takeover Impact. The basis for the Preservation of Tax Benefits Provision is to preserve the long-term value to the Company of certain tax attributes. However, the Preservation of Tax Benefits Provision could be deemed to have an “anti-takeover” effect because, among other things, it will restrict the ability of a person, entity or group to accumulate 4.9% or more of our Common Stock and the ability of persons, entities or groups now owning 4.9% or more of our Common Stock from acquiring additional Common Stock, without the approval of our board of directors. The Preservation of Tax Benefits Provision could discourage or prohibit a merger, tender offer, proxy contest or accumulations of substantial blocks of Common Stock for which some stockholders might receive a premium above market value. In addition, the Preservation of Tax Benefits Provision may delay the assumption of control by a holder of a large block of our Common Stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of our stockholders.
Registration Rights Agreement
     The Company will enter into a registration rights agreement on the Effective Date (the "Registration Rights Agreement”) with the Eligible Holders (as such term is defined in the Registration Rights Agreement) identified on Schedule I thereto. The Registration Rights Agreement may require the Company to register certain securities under the Securities Act of 1933, as amended, in accordance with the terms and conditions set forth in the Registration Rights Agreement.
          The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.1 to this registration statement and is incorporated herein by reference.
Transfer Agent and Registrar
     The transfer agent and registrar for our Common Stock is BNY Mellon Shareowner Services.
Item 2. Exhibits.

Exhibit No.	Description
2.1	Joint Plan of Reorganization for the Company and its subsidiaries (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed January 15, 2010).

3.1*	Form of Second Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date.

Exhibit No.	Description
3.2*	Form of Sixth Amended and Restated Bylaws, which will become effective upon the Effective Date.

4.1*	Form of Registration Rights Agreement to be entered into by and among the Company and the Eligible Holders listed on Schedule I thereto which will become effective upon the Effective Date.

*	Filed herewith

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

R.H. DONNELLEY CORPORATION
Date: January 20, 2010	By:	/s/ Mark W. Hianik
		Name:	Mark W. Hianik
		Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Joint Plan of Reorganization for the Company and its subsidiaries (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed January 15, 2010).

3.1*	Form of Second Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date.

3.2*	Form of Sixth Amended and Restated Bylaws, which will become effective upon the Effective Date.

4.1*	Form of Registration Rights Agreement to be entered into by and among the Company and the Eligible Holders listed on Schedule I thereto which will become effective upon the Effective Date.

*	Filed herewith